EXHIBIT 99.3

LSV Asset Management
Financial Statements
As of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012

LSV Asset Management
Index
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Management Committee and Partners of
LSV Asset Management:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of LSV Asset Management ("the Partnership") at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 22, 2013

LSV Asset Management
Balance Sheets
December 31, 2012 and 2011

(in thousands of dollars)

	2012	2011
Assets
Current assets
Cash	$65,318	$60,728
Management fee receivables, net of allowance for
doubtful accounts of $645 and $804 (Note 2)	79,153	74,951
Prepaid expenses and other current assets	896	922
Total current assets	145,367	136,601
Fixed assets, net of accumulated
depreciation of $2,979 and $2,164 (Note 2)	3,120	3,880
Total assets	$148,487	$140,481
Liabilities and Partners' Capital
Accrued compensation	$7,977	$10,937
Accrued other	1,316	1,555
Total accrued liabilities	9,293	12,492
Due to SEI Funds, Inc. (Note 5)	8,576	1,441
Total current liabilities	17,869	13,933
Commitments and contingencies (Note 3)	—	—
Partners' capital	130,618	126,548
Total liabilities and partners' capital	$148,487	$140,481

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2012, 2011 and 2010

(in thousands of dollars)

	2012	2011	2010
Revenue
Management fees	$296,261	$296,361	$273,337
Interest income	31	36	44
Total revenue	296,292	296,397	273,381
Expenses
Compensation, benefits & other personnel	29,759	24,626	22,295
Stock based compensation	3,348	1,954	1,275
Consulting & professional fees	2,685	2,705	2,606
Data processing and computer related	5,639	5,039	4,272
Facilities, supplies and other costs	3,838	3,608	2,195
Depreciation	858	946	757
Total expenses	46,127	38,878	33,400
Net income	$250,165	$257,519	$239,981

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2012, 2011 and 2010

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2009	$117,629
Net income	239,981
Partnership distributions	(224,282)
Balance, December 31, 2010	133,328
Net income	257,519
Partnership distributions	(264,299)
Balance, December 31, 2011	126,548
Net income	250,165
Partnership distributions	(246,095)
Balance, December 31, 2012	$130,618

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

(in thousands of dollars)

	2012	2011	2010
Cash flows from operating activities
Net income	$250,165	$257,519	$239,981
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation	858	946	757
Provision for losses on receivables	(159)	435	(779)
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(4,043)	(330)	(8,276)
Prepaid expenses and other current assets	26	(74)	168
Increase (decrease)
Accrued compensation	(2,960)	2,953	2,173
Accrued other	(239)	(104)	719
Due to SEI Funds, Inc.	7,135	(115)	15
Net cash provided by operating activities	250,783	261,230	234,758
Cash flows from investing activities
Purchases of fixed assets	(156)	(667)	(3,115)
Proceeds from fixed assets	58	—	—
Sale of marketable securities	—	—	42
Net cash used in investing activities	(98)	(667)	(3,073)
Cash flows from financing activities
Partnership distributions	(246,095)	(264,299)	(224,282)
Net cash used in financing activities	(246,095)	(264,299)	(224,282)
Net increase (decrease) in cash	4,590	(3,736)	7,403
Cash
Beginning of year	60,728	64,464	57,061
End of year	$65,318	$60,728	$64,464

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
December 31, 2012, 2011 and 2010

(in thousands of dollars)

1.	Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 40 percent of the Partnership and the remaining portion, approximately 60 percent is owned by LSV employees/management. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the management committee. The management committee consists of certain partners of the Partnership. The voting interest by each partner on the management committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of accounts receivable.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables result from timing differences between services provided and contractual billing schedules. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2012	2011
Management fee receivables	$7,519	$12,445
Unbilled management fee receivables	72,279	63,310
	79,798	75,755
Less: Allowance for doubtful accounts	(645)	(804)
Total management fee receivables	$79,153	$74,951
Revenues from management fees are recognized in the period in which services are performed and are calculated based upon a contractual percentage of net assets under management.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.
Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership and are generally paid in the following quarter. Such distributions represent

LSV Asset Management
Notes to Financial Statements
December 31, 2012, 2011 and 2010

reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

Guaranty Agreement with LSV Employee Group II

In April 2011, a group of existing employees of LSV agreed to purchase a partnership interest of an existing LSV employee for $4,300 of which $3,655 was financed through a new term loan with Bank of America. The group of existing LSV employees formed a new limited liability company, LSV Employee Group II, LLC (LSV Employee Group II). SEI provided an unsecured guaranty to the lenders of all the obligations of LSV Employee Group II. LSV has also entered into Guarantee and Collateral Agreements with the Borrowers and the Agent ("the LSV Guarantee Agreements"). According to the terms and conditions of the LSV Guarantee Agreements, LSV has agreed to pay 51 percent of the distributable net cash flow if payment has not been received in full from SEI Funds, Inc. within 30 days after delivery of its demand for payment.

LSV Employee Group II made principal payments of $1,031 and $458 during 2012 and 2011, respectively. As of December 31, 2012, the remaining unpaid principal balance of the term loan was $2,166.

In January 2013, LSV Employee Group II made a principal payment of $243.

Guaranty Agreement with LSV Employee Group III

In October 2012, a group of existing employees of LSV agreed to purchase a portion of the partnership interest of three existing LSV employees for $77,700, of which $69,930 was financed through two syndicated term loan facilities contained in a Credit Agreement with The PrivateBank and Trust Company. The group of existing LSV employees formed a new limited liability company called LSV Employee Group III which owns the purchased partnership interest. SEI provided an unsecured guaranty for $45,000 of the obligations of LSV Employee Group III to the lenders through a Guaranty Agreement. LSV agreed to provide an unsecured guaranty for $24,930 of the obligations of LSV Employee Group III to the lenders through a separate guaranty agreement. The loan facility guaranteed by LSV has a three year term and will be repaid from the quarterly distributions of LSV. LSV Employee Group III made no principal payments on the term loans during 2012.

In January 2013, LSV Employee Group III made a principal payment of $2,367 related to the term loan guaranteed by LSV.

LSV Asset Management
Notes to Financial Statements
December 31, 2012, 2011 and 2010

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2012	2011

Equipment	$1,838	$1,732	3 to 5 years
Leasehold improvements	3,031	3,102	Lease Term
Furniture and fixtures	1,230	1,210	5 years
	6,099	6,044
Less: Accumulated depreciation	(2,979)	(2,164)
	$3,120	$3,880
Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of cash and management fee revenue and receivables. Cash deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue and accounts receivable.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of cash and cash equivalents, trade receivables and trade payables is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2012 and 2011.

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

LSV Asset Management
Notes to Financial Statements
December 31, 2012, 2011 and 2010

3.	Commitments and Contingencies

The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2012 are as follows:

2013	$1,012
2014	1,029
2015	1,047
2016	1,064
2017 and thereafter	3,586
$7,738
Rent expense which is included in Facilities, supplies and other costs on the accompanying Statements of Operations was $947, $1,137 and $1,057 in 2012, 2011, and 2010, respectively.

4.	Income Taxes

No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income, if any.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.
The Partnership did not have any unrecognized tax benefit as of December 31, 2012, 2011 and 2010.

5.	Related Party Transactions

Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance due to SEI Funds, Inc. is paid on a monthly basis, is non-interest bearing, and includes compensation, benefit and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Global Asset Management Ltd., and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $6,019, $5,102 and $4,387 in 2012, 2011 and 2010, respectively. The Management fee receivables balance on the accompanying Balance Sheets included $553 and $418 of such fees at December 31, 2012 and 2011, respectively.
Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits & other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2012, 2011, and 2010.

LSV Asset Management
Notes to Financial Statements
December 31, 2012, 2011 and 2010

Following completion of eligibility requirements, LSV employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2012, 2011, and 2010.

6.	Accrued stock based compensation

In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV. This interest was authorized and to be awarded to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees in March 2009, July 2010, April 2011, and April 2012. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remains with the Contributing Partners until such interest is granted. The granted partnership interest is treated as a liability and is calculated on projected net income. The granted partnership interest redemption liability amounted to $7,119 and $3,771 at December 31, 2012 and 2011 respectively. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV.

7.	Subsequent Events

The Company performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were made available to be issued.